UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Investor Presentation, dated June 5, 2014.	3

2

Investors’ & Analysts’ Meeting in Barcelona Thursday 5th and Friday 6th June 2014

2 Thursday, June 5th 2014 –Sant Cugat del Vallés Time Topic 9:30 - 10:00 Coffee + Welcome 10:00 - 10:45 On-going Industrial Investments and Expansion Strategies 10:45 - 11:30 Plasma Procurement. Quantity, Quality & Safety 11:30 - 12:00 Coffee break 12:00 - 12:45 Plasma economics and Case study 12:45 - 13:45 Lunch 13:45 - 14:30 Albumin, Haemopheresis and Other related topics 14:30 - 14:50 Sales & Marketing 14:50 - 15:10 Coffee break 15:10 - 15:40 Sales & Marketing (continued) 15:40 - 16:00 New Diagnostic activities 16:00 - 17:00 Q & A 17:00 Transfer to Barcelona 19:00 Pick-up from recommended hotels 19:15 – 22:00 New corporate movie – Dinner (Fundació Sant Pau - C/Sant Antoni María Claret 167 (Barcelona)

3 Friday, June 6th 2014 – Parets del Vallés & Sant Cugat del Vallés – Group A Time Topic 8:30 - 9:00 Coffee + Welcome & Introduction to the tour 9:00 - 10:00 Visit to the new Bioscience “Frac 4” facility 10:00 - 10:30 Transfer to Diagnostic facility 10:30 - 11:00 Coffee + Welcome & Introduction to the tour 11:00 - 12:00 Visit to Diagnostic Grifols facility 12:00 - 12:30 Transfer to Sant Cugat 12:30 - 13:30 Lunch in Sant Cugat 13:30 - 14:30 Financials 14:30 - 15:15 Q & A and closing 15:15 Transfer to Barcelona / airport

4 Friday, June 6th 2014 – Parets del Vallés & Sant Cugat del Vallés – Group B Time Topic 8:30 - 9:00 Coffee + Welcome & Introduction to the tour 9:00 - 10:00 Visit to Diagnostic facility 10:00 - 10:30 Transfer to the new Bioscience “Frac 4” facility 10:30 - 11:00 Coffee + Welcome & Introduction to the tour 11:00 - 12:00 Visit to the new Bioscience “Frac 4” facility 12:00 - 12:30 Transfer to Sant Cugat 12:30 - 13:30 Lunch in Sant Cugat 13:30 - 14:30 Financials 14:30 - 15:15 Q & A and closing 15:15 Transfer to Barcelona / airport

5 Disclaimer This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the Investor Day Presentation dated June 5th -6th, 2014. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including proforma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. Analysts and Investors meeting. Barcelona, June 5–6, 2014

On-going Industrial Investments and Expansion Strategies - Victor Grifols -

Bioscience Division

Name of the project NFF – Fractionation facility Location Clayton (USA) Project number 1 Characteristics 6MM Lit/Year Investment 260MM€ Date start Feb 2010 Date finish Sep 2013 Actual status Completed Validated Conf. Lots executed FDA Approval Expected Q2 2015 Prod. Start Jun 2015 approx New jobs 25 + redeployments Originally designed by Talecris, this project started before the acquisition Because Albumin (Fraction V) was not strategic for Talecris, the NFF was designed to fractionate only to Fraction IV level Time from construction started to final approval will be 5.5 years Other comments: 8

Name of the project	NFF – Fraction V Expansion
Location	Clayton (USA)
Project number	2
Characteristics	6MM Lit/Year
Investment	22MM€
Date start	Jan 2012
Date finish	Sep 2013
Actual status	Completed Validated Conf. Lots executed FDA Approval Expected Q2 2015
Prod. Start	Jun 2015 approx
New jobs	25 + redeployments



Other comments:

- As Albumin is a key product for Grifols, after the acquisition it was decided to adequate NFF to continue the fractionation process until Fraction V

Investors' & Analysts' Meeting Barcelona 2014 9 GRIFOLS pioneering spirit

Name of the project FRAC 4 – Fractionation facility Location Barcelona (Spain) Project number 3 Characteristics 2.1 MM Lit/Year Investment 23MM€ Date start Jul 2011 Date finish Apr 2013 Actual status Completed & Validated EMA approval Feb 2014 FDA approval expected Sep 2014 still pending Prod. Start Feb 2014 New jobs 76 Fast-track project due to the FTC decision that obliged us to sell Melville fractionation plant to Kedrion Built in only 2 years, plus a seven month period for validations and EMA approval Other comments: 10

Existing building has been enlarged in 3,000m2 to allocate 3 sterile filling lines for liquids & 1 freeze-dried line following the GSF® (Grifols Sterile Filling) method Name of the project STERILE FILLING BUILDING - Production Location Clayton (USA) Project number 4 Characteristics Sterile Filling Investment 29.7MM€ Date start Q2 2013 Date finish Q4 2014 Actual status In Progress Conformance Lots Q2 2015 EMA & FDA approval expected Q2 2016 Prod. Start Q2 2016 approx New jobs N/A Other comments: 11

Name of the project GAMUNEX ® - Fraction II + III purification Location Los Angeles (USA) Project number 5 Characteristics Up to17MM gr/Year Investment 53MM€ Date start Jan 2009 Date finish Sep 2013 Actual status Construction Complete Validation Complete Conf. Lots executed FDA Approval Expected Q4 2014 Prod. Start Nov 2014 approx New jobs 102 Originally built to manufacture Flebogamma® DIF. After Talecris’ acquisition, the building was redesigned and renewed to manufacture Gamunex® Current capacity 8.4MM gr., designed to easily double the throughput whenever needed Other comments: 12

Name of the project PROLASTIN® C - Purification & Sterile Filling Location Barcelona (Spain) Project number 6 Characteristics 1.5MM gr./Year Investment 31MM€ Date start Aug 2014 Date finish Mar 2016 Actual status City Permits requested Validations May 2016 Conf. Lots Q2 2017 FDA Approval Expected Q4 2017 Prod. Start Q4 2017 approx New jobs 50 Purification and filling plant for Alpha 1PI in both, liquid and freeze-dried final presentations Project schedule Shell construction Sep 2014 – Sep 2015 Interiors May 2015 – Mar 2016 Validations & Conformance Lots May 2016 – Jun 2017 Other comments: 13

Name of the project ALBUMIN ENLARGEMENT - Purification & Sterile Filling Location Los Angeles (USA) Project number 7 Characteristics 92MM gr./Year Investment 21MM€ Date start Jan 2013 Date finish Jul 2014 Actual status In Progress Completion Jul 2014 FDA Submission Dec 2015 Prod. Start Q2 2016 approx(vials) New jobs 30 This new facility has been designed to purify and sterile fill Albumin, both in glass and plastic containers The new flexible container for biological products has been developed by Laboratorios Grifols and the sterile filling line equipment for those containers is being developed by Grifols Engineering Other comments: 14

Name of the project ALBUMIN PURIFICATION - Facility expansion Location Clayton (USA) Project number 8 Characteristics 130MM gr/Year Investment 10.2MM€ Date start Mar 2012 Date finish Dec 2013 Actual status Completion Dec 2013 Conf. Lots executed FDA Submission Mar 2014 Prod. Start Q1 2015 approx New jobs N/A Other comments: Current capacity 65.5MM gr., possibility to increase to 130MM gr/year adding some equipment on the existing areas The purpose of this new purification area is to replace the acetone Albumin method by Grifols Albutein® with a higher yield 15

Name of the project	FIBRIN SEALANT – Manufacturing plant
Location	Barcelona (Spain)
Project number	9
Characteristics	600M Eq.L Plasma
Investment	16.3MM€
Date start	Jun 2008
Date finish	Dec 2013
Actual status	Completed Validated EMA Facilities Approved Jul13 FDA pending clinical trials
Prod. Start	Q1 2016 Europe approx
New jobs	25



Other comments:

- Planned for two different product presentations in syringes, this plant also includes clinical - manufacturing premises for R&D with segregated areas for different viral inactivation levels

Investors' & Analysts' Meeting Barcelona 2014 16 GRIFOLS pioneering spirit

Name of the project	PLASMA LOGISTIC CENTER (-30º Warehouse)
Location	Clayton (USA)
Project number	10
Characteristics	2.5MM Liters
Investment	25MM€
Date start	Q2 2013
Date finish	Q3 2014
Actual status	Expected certificate occupancy Oct 2014 EMA & FDA expected approval Q2 2015
Prod. Start	Q2 2015 approx
New jobs	Reduction due to automation



Other comments:

- It replaces Benson`s current warehouse
- 100 % automated (no personnel), at -30ºc with capacity for up to 2.5MM liters
- In addition, it will be equipped for automatic reading of new RFID bottles

Investors' & Analysts' Meeting Barcelona 2014 17 GRIFOLS pioneering spirit

Bellflower will be the center where Grifols will test all new technologies that the group is developing in the plasma industry activity Right now we have 150 donor centers; new centers are being built Other comments: 18 Name of the project BELLFLOWER - Plasma Center Location Los Angeles (USA) Project number 11 Characteristics Donor Center Investment 4MM€ Date start Dec 2011 Date finish Oct 2013 Actual status Completed Validated EMA Approval FDA Approval Prod. Start Feb 2014 New jobs 60

Name of the project ARACLON - New Alzheimer R&D Lab (Vaccine) Location Zaragoza (Spain) Project number 12 Characteristics R&D Labs Investment 1.5MM€ Date start Jan 2013 Date finish Dec 2013 Actual status Finished Prod. Start Mar 2014 New jobs N/A Design and remodel of a 2,933m2 surface for Araclon, an R&D company focused in the research and development for Alzheimer's disease working in a detection kit and vaccine In March 2013 Grifols acquired 51% of the equity of Zaragoza-based company Araclon Biotech Current holding 61% Other comments: 19

Name of the project Barcelona Alzheimer Treatment & Research Center Location Barcelona (Spain) Project number 13 Characteristics Alzheimer’s Disease Investment 1.3MM€ Date start Jun 2013 Date finish Dec 2013 Actual status Finished Prod. Start Mar 2014 New jobs N/A Fundación ACE is an international reference Center for the diagnostic and treatment of Alzheimer’s disease : it is one of the biggest centers in Europe Has participated in 76 International Clinical Trials in phase II and III and is currently running 11 trials A Grifols donation has permitted to build and equip this Alzheimer treatment and research center Other comments: 20

On-going industrial investments summary: Bioscience division 21 Project ID Location Name of the project Total in MM€ 1 Clayton (USA) NFF - Fractionation 260.0 2 Clayton (USA) NFF – Fraction V Expansion - Fraction V Obtainment 22.0 3 Barcelona (Spain) FRAC IV - Fractionation 23.0 4 Clayton (USA) Sterile Filling Building - Production 29.7 5 Los Angeles (USA) Gamunex® - Purification 53.0 6 Barcelona (Spain) Prolastin® C - Purification & Sterile Filling 31.0 7 Los Angeles (USA) Albumin Enlargement - Purification & Sterile Filling 21.0 8 Clayton (USA) Albumin Enlargement - Purification 10.2 9 Barcelona (Spain) Fibrin Sealant Manufacturing Plant 16.3 10 Clayton (USA) Plasma Logistic Center (-30º Warehouse) 25.0 11 Los Angeles (USA) Bellflower - Plasma Center 4.0 12 Zaragoza (Spain) Araclon - New Alzheimer R&D Lab (Vaccine) 1.5 13 Barcelona (Spain) Barcelona Alzheimer Treatment & Research Center 1.3

Diagnostic & Hospital Division

Name of the project IMMUNOHEMATOLOGY - Reference Labs Location San Marcos (USA) Project number 14 Characteristics Reference Lab Investment 1.8MM€ Date start Mar 2013 Date finish Dec 2014 Actual status On-going Validation expected end 2014 Prod. Start Q1 2015 approx New jobs 8 A state-of-the-art Immunohematology reference lab for Diagnostic division is being built in San Marcos site The new areas will also allocate a reference training area in blood genotyping (Progenika) for customers Other comments: 23

Name of the project MURCIA FACILITY FASE IV – Blood Bags Location Murcia (Spain) Project number 15 Characteristics 4MM Blood Bag kits Investment 6.3MM€ Date start Apr 2013 Date finish Dec 2014 Actual status In progress EMA approval expected Dec 2014 Prod. Start Feb 2015 approx New jobs Downside for automation Project to relocate and automate the production from former plant to this new site The new line is intensively automated with robots for kits assembly and palletization Consolidation of production in one site Other comments: 24

Name of the project	GRI-CEI - Blood Bags Facility
Location	Curitiba (Brazil)
Project number	16
Characteristics	2MM Blood Bag kits/Year
Investment	9.5MM€
Date start	Q4 2013
Date finish	Apr 2015
Actual status	On-going Validation Q4 2015
Prod. Start	Q1 2016 approx
New jobs	80



Other comments:

- Gri-Cei is a joint venture with the Brazilian company CEI, Ltda. (Comércio Exportação e Importação de Materiais Médicos, Ltda.). Grifols holds 60% of the shares
- The project includes the acquisition of a 43,362m^2 plot , the construction of a 5,427 m^2 manufacturing facility, a 1,252 pallets capacity warehouse, commercial offices and quality control labs

Investors' & Analysts' Meeting Barcelona 2014 25 GRIFOLS pioneering spirit

Name of the project FILLING LINE FOR DILUENTS Location Parets (Spain) Project number 17 Characteristics 5MM Units/Year Investment 2.5MM€ Date start Jul 2013 Date finish May 2014 Actual status On going Validations Q3 2014 EMA & FDA expected approval Jun 2015 Prod. Start Jul 2015 approx New jobs 6 Due to the high volume of water for injection needed as a diluent for the freeze-dried Bioscience products and the extreme difficulties to find internationally approved diluents, the company decided to in-house manufacture and obtain the corresponding regulatory bodies licenses Other comments: 26

Name of the project HORIZON - New Diagnostic Production Facility Location Emeryville (USA) Project number 18 Characteristics Antigen production Investment 96MM€ Date start Nov 2013 Date finish Feb 2017 Actual status On-going Prod. Start Q4 2017 New jobs 40 + redeployments Horizon project is meant to concentrate the antigen production in one single and new building The operations of MS&T will also be consolidated in the new building Freezer farm for Biological products will be constructed 3 Stories with a total of 9,100m2 Other comments: 27

On-going industrial investments summary: Diagnostic & Hospital division 28 Project ID Location Name of the project Total in MM€ 14 San Marcos (USA) Immunohematology - Reference Labs 1.8 15 Murcia (Spain) Murcia Facility Phase IV – Blood Bags 6.3 16 Curitiba (Brazil) GRI-CEI - Blood Bags Facility 9.5 17 Parets (Spain) Solvents vials filling line 2.5 18 Emeryville (USA) Horizon - New Diagnostic Production Facility 96.0

Commercial & Corporate Division

Name of the project Grifols Worldwide Operations Location Dublin (Ireland) Project number 19 Characteristics Logistic Center Investment 45MM€ Date start Jan 2014 Date finish Feb 2015 Actual status On-going construction Key Milestone: Validation May 2015 Prod. Start Oct 2015 approx New jobs 120 Warehouse and Logistics area for worldwide distribution, plasma clearing, final quality control lab and offices with a total of 22,000 m2 on 11Ha land plot Warehousing capacity of 1,150 pallets of plasma at -30ºC and 2,950 pallets of intermediate and finish products at +5ºC 5 packaging lines Other comments: 30

Name of the project Grifols Worldwide Operations – Work Status Location Dublin (Ireland) Project number 19 31

Name of the project H.Q. Grifols Therapeutics Inc. Location Raleigh (USA) Project number 20 Characteristics Offices remodel Investment 11.4MM€ Date start Q1 2012 Date finish Q3 2014 Actual status Completed phase I&II Prod. Start N/A New jobs N/A The project consists of the full interior remodeling of the former Talecris offices These offices host Global Bioscience Marketing and Sales management, US Human Resources management, East Region Plasma Procurement organization among other areas Other comments: 32

Name of the project Grifols Movaco Remodel Location Madrid (Spain) Project number 21 Characteristics Offices and warehouse Investment 0.9MM€ Date start Jun 2012 Date finish Jan 2014 Actual status Finished Prod. Start Mar 2014 New jobs N/A New Grifols commercial offices and warehouse located in Madrid. This location serves the northern and central part of Spain The Governmental Affairs department of the company in Spain is based in this location Other comments: 33

Name of the project Grifols China Location Shanghai (China) Project number 22 Characteristics Offices Investment 0.4MM€ Date start May 2013 Date finish Jul 2014 Actual status On-going Prod. Start N/A New jobs N/A New offices in Shanghai with current space of 350m2 to allocate Chinese Sales & distribution Currently doubling the size to 600m 2 Other comments: 34

Name of the project Grifols Italia Location Pisa (Italy) Project number 23 Characteristics Offices & Warehouse Investment 1.8MM€ Date start Oct 2013 Date finish Jun 2014 Actual status On-going construction Prod. Start Q2 2014 approx New jobs N/A New offices in Italy with a total 2,750m2 to allocate Italian sales & distribution Offices, warehouse, -30ºC cold box and a +2-8ºC warehouse Other comments: 35

On-going industrial investments summary: commercial & corporate 36 Project ID Location Name of the project Total in MM€ 19 Dublin (Ireland) Grifols WWO - Logistic, Packing & Warehouse 45.0 20 Raleigh (USA) H.Q. Grifols Therapeutics Inc. 11.4 21 Madrid (Spain) Grifols Movaco Remodel 0.9 22 Shanghai (China) Grifols China 0.4 23 Pisa (Italy) Grifols Italia 1.8

Conclusions - investments Internal management of the capital investments Facilities design and construction supervision is done by our engineering team internally. Being part of a production group allows us to have a daily and close contact with our production facilities and the process lines that we develop. This continuous feedback of our work gives us an edge in order to combine both practical and common sense solutions with innovative designs and continuous improvement Process machinery for critical operations is designed and developed in house Closer control of the overall project costs Optimized execution time line The knowledge of the built facilities remains in the company and is incremented with all the projects we perform In house team for the qualification and validation of the new facilities and process lines Long term vision. Investments strategy anticipates the business and operations future needs 37

New Innovative Technology developed by Grifols Engineering

Name of the project ABO Location N/A Project number 24 The ABO (Automatic Bottle Opener) is the automatic robotic system developed by Grifols to offer the maximum safety and quality, as plasma is not handled by the operator while the bottles are opened, thereby minimizing the risk of external contamination and also reduced costs with an increased (average 5% plasma recovery) and consistent performance 39

New flexible container for biological products (Albumin and IVIG) has been developed by Hospital division and the new aseptic filling line for these bags is being developed by Grifols Engineering The project is currently pending on the stability data 40 Name of the project SF BAGS (Sterile Filling for Biological Products in Plastic Bags) Location N/A Project number 25

Plasma Bottle Sampling (PBS) is an equipment to automatically extract samples from the plasma bottle into the testing tubes The reasons to develop such an equipment were two fold: 1) prevent any potential risk of personnel puncture with bottles, needles and tubes and 2) prevent clerical mistakes when handling test tube labels This equipment has been successfully tested in two donor centers, approved by Biomat and will be installed in all donor centers in the next two years 41 Name of the project Plasma Sampling (Automatic Plasma Bottle Sampler) Location N/A Project number 26

Grifols has submitted a patent to incorporate RFID in the plasma bottle. Agreements with Fenwall and Haemonetics were signed to incorporate this technology. The main objectives of this project are: improve the traceability of each bottle simplify the handling of the plasma bottles when received at the plasma warehouse, when sent for fractionation and when received at the fractionation plant Currently, the process is extremely manual : de-palletizing, opening the boxes, bar coding reading bottle by bottle, and vice-verse RFID technology permits to obtain all the information contained in a pallet without contact 42 Name of the project RFID Technology for Plasma Bottles Location N/A Project number 27

Conclusions - innovation and technology Proprietary Know-How and Expertise Technological capacity allowing us to truly perform a development task delivering customized solutions Developing solutions to improve safety and efficiency of the processes, products and employees Leveraging the different technologies developed in the different business divisions of the group we are able to create innovative solutions Pioneering Innovation following R&D developments and setting new market trends in facilities and processing lines 43

Plasma Procurement. Quantity, Quality & Safety

Plasma Safety and Medical Coverage - Marilyn Rosa-Bray, MD -

Safety is the core of our business Donor safety and product integrity are key priorities for the Grifols organization Despite the logistical challenge, Grifols maintains its standard, that goes beyond regulatory requirements, across all donor centers with more than 25,000 donations a day Grifols is leading the industry with the implementation of the most robust medical oversight platform in the industry that exceeds regulatory requirements 46

Different process, different volume, different qualities 47

Repeat donors: increased safety 48 TO OBTAIN THIS TREATMENT WE NEED A PATIENT WITH A1 ANTITRPYSINE DEFFICIENCY NEEDS : 210 gr. A1AT / YEAR 546 LITERS OF PLASMA FROM PLASMAPHERESIS 1.456 LITERS OF PLASMA FROM BLOOD DONATION 666 DONATIONS 5.824 DONATIONS 148 DONORS 5.824 DONORS OR

Repeat donors: increased safety Normal source plasma provides the unique advantage of using donors with multiple donations Multiple donations per donor increases safety: Health and laboratory information is not limited to a single donation Capability to monitor donor’s health history over prolonged period of time, which can be utilized to identify early signs of disease Multiple laboratory testing opportunities over the course of a longer window of time Increased sensitivity of viral pathogen safety Less number of donors needed Better control of variability 49

Donor center medical oversight The medical operations department for the donor center network includes close to 1,000 individuals (physicians, nurses and other medical staff) Each donor center has a medical team consisting of nursing staff and a medical director Each undergoes Grifols’ specific training program, to assure that the standard of work is maintained A multi-layered physician oversight system guarantees that every donor, at every center is accepted or deferred following Grifols’ standard criteria A corporate medical team, supports the donor center medical teams, establish criterion according to regulations and medical literature, as well as maintaining the biovigilance program The system is capable to respond to any new challenge and implement immediate changes across all Grifols donor centers 50

Donor center medical oversight (2) Corporate Medical Team Robust response system, unique in the industry, available to all donor centers during all hours of operations to ensure standard criterion are maintained for all donor suitability questions Educate and coach center MDs towards unified selection criteria Provide references from medical literature Medical expertise to clarify company practices Industry expertise to support donor health and product safety Multi-state medical licensure to assure uninterrupted donor center operations and emergency coverage and have understanding of unique state to state differences Design, implement and lead research trials in the donor center network 51

Donor center medical oversight (3) Center Medical Directors State licensed, certified as Laboratory Director under CLIA US Federal Regulations Certified as Grifols Center Medical Director after completion of Corporate Training Program as well as assessment and approval from Corporate Medical Operations Responsible for the medical oversight, training and certification of the nursing team and the compliance with procedures to safeguard donor’s safety and product safety Oversight not limited to medical team, but also conducts medical audits for the for the phlebotomy process and apheresis equipment set up, as well as moderate complexity laboratory tests Quality assurance: Trend analyses for key quality performance indicators of the donation center in order to provide recommendations to the quality team Center Medical Staff State licensed. Certified as Grifols medical staff after completion of Corporate Training Program and certification from Center MD Internal and corporate inspections to maintain standardization All processes must follow a strict protocol – different from medical practice where individual judgment can be applied 52

Diverse population with common health foundation: 2013 demographics 53

Summary The medical oversight of the Grifols donor centers is unique, and is setting the path for the rest of the industry. Its practice is the most robust, comprehensive and involved in the industry Donor selection is a complex process, and often treated in the industry with an individualized approach between facilities. However, the Grifols system is the only program that can assure a standardized and uniform selection process despite multiple geographical locations and donor diversity. This improves both donor safety and product quality The multi-layered, collaborative physician oversight of the donor center network provides an unique platform that supports efficiency, and maximizes expertise at the different levels, in order to maintain homogeneous practices even within a fast paced medical environment 54

Grifols Plasma Operations Update - Shinji Wada -

56 Grifols plasma operations US Donor center network

Grifols plasma operations; Where are we today? 150 licensed donor centers network with robust oversight and supporting organization structure Critical operating procedures including medical and quality harmonized Scalable plasma collection capacity to support growth of fractionation needs 57

Plasma collection capacity and operational efficiency Expansion of center network continues and plasma collection volume per center have increased to fulfill fractionation throughput for the last 3 years Current center network has physical capacity to support continued growth of fractionation requirements Plasma cost control has been meeting company’s expectation Continuous capital investment for upgrading donor center facilities and critical supporting infrastructure 58

Streamlined plasma testing operation All plasma testing has been consolidated to two Texas Laboratories to maximize the merit of scale and efficiencies The current twin testing labs model provides solid business continuation platform eradicating various operational risks Significant reduction of testing costs continued to be materialized The recent Transfusion Diagnostic business acquisition will further enhance future testing platform and competitive edges 59

Grifols Academy of Plasmapheresis Grifols continues to invest in the advancement of the plasma employees, their knowledge, skills and their academic credentials through Grifols Academy of Plasmapheresis programs In 2013, the Academy offered 218 specialized educational courses for more than 800 of plasma employees The courses include Plasma Science, Medical, Quality Systems, Management skills and other relevant studies for donor center operations The Academy is seeking accreditation of these courses with universities and other relevant educational organizations 60

Future developments On-going investment in donor center automation including tailor made center management software and equipments designed by Grifols Engineering for further improvements of operational efficiency Aggressive build out of donor center facilities to support long term source plasma requirements. A new facility could be a relocation of an existing center or a newly licensed center for additional capacity Expand hyper-immune plasma programs to support value-added specific immune globulin product line Carefully evaluate and explore opportunities to collect source plasma outside of the US 61

Plasma Economics and Case Study - Victor Grifols Deu -

Grifols plasma economics 63 1) DECIDE SOME YEARS IN ADVANCE THE FUTURE GROWTH GRIFOLS PLASMA ECONOMICS APPROACH PLASMA FRACTIONATION PROTEIN SALE USED CAPACITY LONG TERM STRATEGY PLASMA PROCUREMENT INSTALLED CAPACITY SHORT TERM TACTIC

Plasma fractionation installed capacity: Planned in advance Stated in: million plasma liter / Year 64 +1.1 +0.2 -0.7* +1.1 = +6.0 NFF -2.5 Old F -0.5 Ked. +3.0 = = = *Melville fractionation plant (1.2ML) transferred to Kedrion in July 2013. CFA in place for 0.5ML in 2014. 2.1 3.2 4.3 4.3 2.2 2.4 2.4 2.4 3.7 3.0 6.0 6.0 8.0 8.6 12.7 12.7 2011 2014 2016 2018 CLY LA BCN 2.1 3.2 4.3 4.3 2.2 2.4 2.4 2.4 3.7 3.0 6.0 6.0 8.0 8.6 12.7 12.7 2011 2014 2016 2018 CLY LA BCN 2.1 3.2 4.3 4.3 2.2 2.4 2.4 2.4 3.7 3.0 6.0 6.0 8.0 8.6 12.7 12.7 2011 2014 2016 2018 CLY LA BCN 2.1 3.2 4.3 4.3 2.2 2.4 2.4 2.4 3.7 3.0 6.0 6.0 8.0 8.6 12.7 12.7 2011 2014 2016 2018 CLY LA BCN 2.1 3.2 4.3 4.3 2.2 2.4 2.4 2.4 3.7 3.0 6.0 6.0 8.0 8.6 12.7 12.7 2011 2014 2016 2018 CLY LA BCN

65 1) DECIDE SOME YEARS IN ADVANCE THE FUTURE GROWTH 2) NEED TO BE BALANCED WITH FRACTIONATION IN TERMS OF PLASMA LITERS EQUIVALENT (PLE) Grifols plasma economics GRIFOLS PLASMA ECONOMICS APPROACH PLASMA FRACTIONATION PROTEIN SALE USED CAPACITY LONG TERM STRATEGY PLASMA PROCUREMENT INSTALLED CAPACITY SHORT TERM TACTIC

Protein purification installed capacity: Aligned with fractionation SHOWN AS COMPARISON TO PLASMA FRACTIONATION CAPACITY 66 8.0ML 8.6ML 12.7ML 12.7ML 0% 20% 40% 60% 80% 100% 120% 2011 2014 2016 2018 ALBUMIN FACTOR VIII IG ALPHA-1 Fractionation 0% 20% 40% 60% 80% 100% 120% 2011 2014 2016 2018 ALBUMIN FACTOR VIII IG ALPHA-1 Fractionation 0% 20% 40% 60% 80% 100% 120% 2011 2014 2016 2018 ALBUMIN FACTOR VIII IG ALPHA-1 Fractionation 0% 20% 40% 60% 80% 100% 120% 2011 2014 2016 2018 ALBUMIN FACTOR VIII IG ALPHA-1 Fractionation 0% 20% 40% 60% 80% 100% 120% 2011 2014 2016 2018 ALBUMIN FACTOR VIII IG ALPHA-1 Fractionation 0% 20% 40% 60% 80% 100% 120% 2011 2014 2016 2018 ALBUMIN FACTOR VIII IG ALPHA-1 Fractionation 0% 20% 40% 60% 80% 100% 120% 2011 2014 2016 2018 ALBUMIN FACTOR VIII IG ALPHA-1 Fractionation

67 1) DECIDE SOME YEARS IN ADVANCE THE FUTURE GROWTH 2) NEED TO BE BALANCED WITH FRACTIONATION IN TERMS OF PLASMA LITERS EQUIVALENT (PLE) 3) ADEQUATE CURRENT PLASMA CENTER NETWORK AS A BASE TO INCREASE SUPPLY ACCORDINGLY 4) MAKE SURE WE CAN SUPPLY OUR CURRENT MARKETS 3.a) ADEQUATE CURRENT PLASMA CENTER NETWORK AS A BASE TO INCREASE SUPPLY ACCORDINGLY 1.a) & 2.a) NEEDED SOME YEARS IN ADVANCE TO MEET FUTURE GROWTH 4.a) ADEQUATE GEOGRAPHIC EXPANSION: ASSURE THAT WE CAN SUPPLY IN THE LT THE NEW MARKETS 3) FOR SUCH YEAR: BALANCE WITH PURIFICATION 2) FOR SUCH YEAR: LIMIT ALL TO THE LOWEST OF THE TOP 3 PROTEIN EXPECTED SALES 1) EACH YEAR: AT LEAST 3 PROTEIN PLE EQUILIBRIUM TO ASSURE INCOME PER LITER OPTIMIZATION Grifols plasma economics GRIFOLS PLASMA ECONOMICS APPROACH PLASMA FRACTIONATION PROTEIN SALE USED CAPACITY LONG TERM STRATEGY PLASMA PROCUREMENT INSTALLED CAPACITY SHORT TERM TACTIC

Protein sale evolution: Focus on plasma utilization balance SHOWN AS COMPARISON TO PLASMA FRACTIONATION USE (in LTM PLE) 68 Jun - 11 Jun - 11 Jun - 11 Dec - 11 Dec - 11 Dec - 11 Jun - 12 Jun - 12 Jun - 12 Dec - 12 Dec - 12 Dec - 12 Jun - 13 Jun - 13 Jun - 13 Dec - 13 Dec - 13 Dec - 13 0% 20% 40% 60% 80% 100% 120% 140% Albumin IG F VIII + A1 Fractionation Jun - 11 Jun - 11 Jun - 11 Dec - 11 Dec - 11 Dec - 11 Jun - 12 Jun - 12 Jun - 12 Dec - 12 Dec - 12 Dec - 12 Jun - 13 Jun - 13 Jun - 13 Dec - 13 Dec - 13 Dec - 13 0% 20% 40% 60% 80% 100% 120% 140% Albumin IG F VIII + A1 Fractionation Jun - 11 Jun - 11 Jun - 11 Dec - 11 Dec - 11 Dec - 11 Jun - 12 Jun - 12 Jun - 12 Dec - 12 Dec - 12 Dec - 12 Jun - 13 Jun - 13 Jun - 13 Dec - 13 Dec - 13 Dec - 13 0% 20% 40% 60% 80% 100% 120% 140% Albumin IG F VIII + A1 Fractionation Jun - 11 Jun - 11 Jun - 11 Dec - 11 Dec - 11 Dec - 11 Jun - 12 Jun - 12 Jun - 12 Dec - 12 Dec - 12 Dec - 12 Jun - 13 Jun - 13 Jun - 13 Dec - 13 Dec - 13 Dec - 13 0% 20% 40% 60% 80% 100% 120% 140% Albumin IG F VIII + A1 Fractionation Jun - 11 Jun - 11 Jun - 11 Dec - 11 Dec - 11 Dec - 11 Jun - 12 Jun - 12 Jun - 12 Dec - 12 Dec - 12 Dec - 12 Jun - 13 Jun - 13 Jun - 13 Dec - 13 Dec - 13 Dec - 13 0% 20% 40% 60% 80% 100% 120% 140% Albumin IG F VIII + A1 Fractionation

69 1) DECIDE SOME YEARS IN ADVANCE THE FUTURE GROWTH 2) NEED TO BE BALANCED WITH FRACTIONATION IN TERMS OF PLASMA LITERS EQUIVALENT (PLE) 3) ADEQUATE CURRENT PLASMA CENTER NETWORK AS A BASE TO INCREASE SUPPLY ACCORDINGLY 4) MAKE SURE WE CAN SUPPLY OUR CURRENT MARKETS 3.a) ADEQUATE CURRENT PLASMA CENTER NETWORK AS A BASE TO INCREASE SUPPLY ACCORDINGLY 1.a & 2.a) NEEDED SOME YEARS IN ADVANCE TO MEET FUTURE GROWTH 4.a) ADEQUATE GEOGRAPHIC EXPANSION: ASSURE THAT WE CAN SUPPLY IN THE LT THE NEW MARKETS 3) FOR SUCH YEAR: BALANCE WITH PURIFICATION 2) FOR SUCH YEAR: LIMIT ALL TO THE LOWEST OF THE TOP 3 PROTEIN EXPECTED SALES 1) EACH YEAR: AT LEAST 3 PROTEIN PLE EQUILIBRIUM TO ASSURE INCOME PER LITER OPTIMIZATION 4) FOR SUCH YEAR: BALANCE WITH FRACTIONATION NEEDS IN ORDER TO OBTAIN OPTIMUM INVENTORY MANAGEMENT Intermediate Paste Paste cross-licensing among facilities is key to achieve manufacturing flexibility optimization Grifols plasma economics GRIFOLS PLASMA ECONOMICS APPROACH PLASMA FRACTIONATION PROTEIN SALE USED CAPACITY LONG TERM STRATEGY PLASMA PROCUREMENT INSTALLED CAPACITY SHORT TERM TACTIC

Paste cross-licensing map: Manufacturing flexibility



PASTE:
FR. V (ALBUMIN)
CRYO (F VIII)
FR. II+III (IG)
FR. IV1 (ALPHA-1)
FROM:
BCN
LA
CLY
PURIFIED IN:
B L C B L C B L C
B L* C B L* C B L* C
2010
2011
2012
2013
2014
2015
2016
2017
X
Licensed
In process
X: Not needed
Desired cross-licensing achieved
* No Alpha-1 purification facility in LA

Investors' & Analysts' Meeting Barcelona 2014 70 GRIFOLS pioneering spirit

Plasma utilization P&L impact: “Balanced vs Imbalanced” 71 (1) 5% of Revenues throughout the period (2) YR/YR increase modeled as 200 bps lower then Revenue growth *CAGR and utilization in 10 YR Example for illustration purposes only YEAR 1

72 Plasma utilization P&L impact: “Balanced vs Imbalanced” 100% 95% 91% 87% 83% 79% 76% 72% 69% 66% 63% 100% 100% 100% 100% 100% 100% 100% 100% 100% 100% 100% 1 2 3 4 5 6 7 8 9 10 11 Years Plasma Utlization in "Imbalanced" Scenario Albumin & FVIII IG

73 Example for illustration purposes only (1) 5% of Revenues throughout the period (2) YR/YR increase modeled as 200 bps lower then Revenue growth *CAGR and utilization in 10 YR Plasma utilization P&L impact: “Balanced vs Imbalanced”

74 Plasma utilization P&L impact: “Balanced vs Imbalanced” 600 800 1,000 1,200 1,400 1,600 1,800 1 2 3 4 5 6 7 8 9 10 11 Years Total Revenues ($M) Imbalanced Balanced 18% 19% 19% 20% 20% 20% 21% 21% 22% 22% 22% 18% 18% 17% 17% 17% 16% 16% 16% 15% 15% 15% 1 2 3 4 5 6 7 8 9 10 11 Years GAP in: % EBIT Margin Balanced Imbalanced 130 150 170 190 210 230 250 270 290 1 2 3 4 5 6 7 8 9 10 11 Years Total EBIT ($M) Imbalanced Balanced

Long term strategy: Ensure the equilibrium in the Installed capacities of Plasma Fractionation, Protein Purification and Plasma Procurement. Latent capacity is needed to support a sustained growth of the business. Full manufacturing flexibility for all plasma fractions obtained when cross-licensing is achieved. Short term tactic: Balance the plasma use of at least 3 proteins (1 + 1 + ½ + ½ ) in terms of sales to optimize Income per Liter. Sustainable and profitable growth based on plasma utilization balance. Grifols plasma economics Key messages 75

Albumin, Haemopheresis and other related topics - Montserrat Costa & Antonio Páez -

77 Albumin molecule Highly soluble protein Synthesized in the liver at the rate of 12 - 25 g/day Accounts for more than 50% of the proteins found in plasma (30-50 g/L) Modern use established during 2nd World War: plasma substitute First reported administration to patients with cirrhosis: Janeway et al. J Clin Invest 1944; 23:465-491

78 Albumin: more than just a plasma volume expander R. García-Martínez et al. Hepatology. 2013. 58(5):1836-46 Oncotic Pressure Solubilisation, transport, metabolism Antioxidant Immuno- modulation Endothelial stabilization Hemostatic effect Capillary permeability

79 Albumin: quantity and quality WBC PLT RBC ROS CYTOKINES RNS PLT RBC WBC Myocardial Ischemia Chronic Renal Disease Diabetes Cirrhosis HEALTH DISEASE MAY LEAD TO ALBUMIN STRUCTURAL AND FUNCTIONAL DAMAGE Albumin is the principal protein in human plasma and has multiple effects, but EFFECTIVE ALBUMIN CONCENTRATION: (sufficient + functional) albumin R. Jalan and M. Bernardi. J. Hepatology. 2013. 59(3):918-20

80 Albumin: a new therapeutic agent MULTIPLE NEW OPPORTUNITIES LIVER DISEASES ALZHEIMER DISEASE Evidences and on-going research

81 Albumin: a new therapeutic agent MULTIPLE NEW OPPORTUNITIES: on-going external and internal preliminary research on potential new albumin applications: Cardioembolic and cryptogenic ischemic strokes(Xu W-H et al. Stroke 2014; 45:00-00) Chronic ischemic heart failure (Ellidag et al Redox Report 2014; Vol.0, N.0: 1-6) Familial amyloidotic polyneuropathy (Kugimiya T et al. 2011; Laboratory Investigation 1-10) Systemic lupus erythematosus (Sheikh Z at al. Autoimmunity 2007; 40 (7): 512-520)

Albumin: a new therapeutic agent

MULTIPLE NEW OPPORTUNITIES: on-going external and internal preliminary research on potential new albumin applications:

- **Diabetes** (Koga M et al. The Joirnal of Medical Investigation 2013; 60:41-45; (Isshiki K et al. Therapeutic Apheresis and Dialysis 2013. doi:10.1111/1744-9987.12123)
- **Chronic renal disease** *(Matsumaya Y. Clin Expl Nephrol. 2009; doi. 10/1007:s10157-009-0161-y; Donadio C. Clinica Chimica Acta 2011; doi.10/1016/j.cca.2011.11.009)*
- **Hypertension** *(Oda E. Intern Med 2014; 53:655-660)*
- **Spinal cord injury** *(PLoS one 2011; 6 (10): e26107)*

Investors' & Analysts' Meeting Barcelona 2014 82 GRIFOLS pioneering spirit

83 Albumin: a new therapeutic agent MULTIPLE NEW OPPORTUNITIES LIVER DISEASES ALZHEIMER DISEASE The increase in life-expectancy has fostered the incidence of aging related diseases, characterized by a high oxidative stress Albumin, the main plasma antioxidant, may play a role as a therapeutic agent Evidences and on-going research

Albumin: a potential therapeutic agent in liver diseases

Evidences and on-going research

Management of ascitis	Spontaneous bacterial peritonitis	Hepatorenal Syndrome
➢ 6-8 g albumin per L of ascitic fluid for paracentesis >5-6 L	➢ 1.5 g/kg bw on day 1 and 1g/kg bw on day 3 (max. 150 and 100 g)	➢ Loading dose: 1g/kg bw followed by 20-40 g

V. Arroyo et al. Journal of Hepatology. 2014. doi: http://dx.doi.org/10.1016/j.jhep.2014.04.012

Investors' & Analysts' Meeting Barcelona 2014 84 GRIFOLS pioneering spirit

Albumin: a therapeutic agent in liver diseases

Evidences and on-going research

IG0802

CLINICAL INVESTIGATION EVALUATING THE EFFECTS OF THE LONG TERM ADMINISTRATION OF ALBUMIN 20% ON CARDIOCIRCULATORY AND RENAL FUNCTION AND HEPATIC HAEMODYNAMIC IN PATIENTS WITH ADVANCED CIRRHOSIS AND ASCITES

Principal Investigator: Vicente Arroyo, MD

Phase IV Prospective, open, non-controlled, multi-center pilot study

Study sites: H. Clínic, Barcelona; H. Santa Creu i Sant Pau, Barcelona; H. del Mar, Barcelona; H. Germans Trias i Pujol, Badalona; H. Ramón y Cajal, Madrid; H. Gregorio Marañón, Madrid

Main goal: To evaluate the effects of long-term albumin administration on systemic and renal circulation and on hepatic hemodynamic in patients with liver cirrhosis and ascites

Sample size and status: 32 patients recruited and finished

Data analysis on-going

Investors' & Analysts' Meeting Barcelona 2014 85 GRIFOLS pioneering spirit

86 Albumin: a therapeutic agent in liver diseases IG0905 EFFECTS OF PLASMA EXCHANGE ON THE FUNCTIONAL CAPACITY OF SERUM ALBUMIN, CIRCULATORY DISFUNCTION, RENAL AND CEREBRAL FUNCTION, IN CIRRHOTIC PATIENTS WITH “ACUTE-ON-CHRONIC LIVER FAILURE” Principal Investigator: Vicente Arroyo, MD Phase IV Prospective, open, non-controlled, single-center pilot study Study site: H. Clínic, Barcelona Main goal: To evaluate the effects of plasma exchange with albumin 5% on the functional capacity of albumin Sample size and status: 12 patients recruited, 8 completed Data from the 8 patients completed suggest potential survival improvement versus historical controls. A phase III trial is planned to be set up during 2014 Evidences and on-going research

87 Albumin: a therapeutic agent in liver diseases Alterations in the functional capacity of albumin is associated with increased risk of mortality in decompensated cirrhotic patients and analbuminemic animal models (Jalan R et al. Hepatology 2009; 50: 555-564) (García Martínez R & Jalan R; EASL2014) Progressive albumin oxidation is a marker of liver disease progression (Oettl K et al., Biochim Biophys Acta 2008; 1782:469-473) (Stauber RE et al., Therapeutic Apheresis and Dialysis 2014; 18 (1): 74-78) Recent evidences supporting beneficial effects of albumin infusion in patients with decompensated liver cirrhosis (Liver International 2014; doi: 10.1111/liv.12528) (V. Arroyo and R Moreau, Nature Medicine 2014, 20 (5): 467-469; O’Brien et al, Nature Medicine 2014, 20 (5): 518-523) (V. Arroyo et al. J. Hepatology 2014, doi: http://dx.doi.org/10.1016/j.jhep.2014.04.012)

88 Albumin: a new therapeutic agent Evidences and on-going research MULTIPLE NEW OPPORTUNITIES LIVER DISEASES ALZHEIMER DISEASE

Albumin: a potential therapeutic agent for Alzheimer's disease

Initial observations

1. Soluble small oligomeric forms of Aß (even more toxic than fibrils) are increased in Alzheimer's disease brains. *(Klein et al. Trends Neurosci, 2001)*

2. In plasma, about 90% of Aß is bound to albumin *(Biere et al. J Biol Chem, 1996)*

   Aß carrier proteins may play an important role in preventing the formation of Aß aggregates. *(Bohrmann et al. J Biol Chem 274: 15990, 1999)*

3. Aß levels in plasma are a "pool" in dynamic equilibrium between peripheral and cerebral levels on the one hand and clearance on the other *(Kuo et al. Biochem Biophys Res Commun, 2000)*

   Albumin may play an important role in Aß aggregation

   Aß binding proteins in plasma could shift the CNS/plasma Aß equilibrium toward the plasma and facilitate CNS Aß clearance *(De Mattos et al. J Neurochem, 2002)*

Can we remove Aß bound albumin from plasma using plasma exchange and replace with therapeutic albumin?

Investors' & Analysts' Meeting Barcelona 2014 89 GRIFOLS pioneering spirit

90 Additional support Albumin: a potential therapeutic agent for Alzheimer’s disease AD patients appear to have significantly lower plasma albumin levels. AD Scores of MMSE-K show positive correlation with albumin levels. The plasma antioxidant level can be associated with the cognitive functions in AD. (Kim et al. Int J Geriat Psychiatry, 2006; Cankurtaran et al. JAD, 2012) Although HSA* is at substantially lower levels than in blood plasma, 3µM still represents a major constituent of the CSF and the brain interstitium At micromolar cerebrospinal fluid levels, HSA inhibits the kinetics of Aß fibrillization Results suggest a significant role for HSA regulating Aß fibril growth in the brain interstitium (Stanyon et al. J Biological Chemistry, 2012) *HSA: human serum albumin

Albumin: a potential therapeutic agent for Alzheimer's disease

Albutein® related studies: key points

- Appears to contain no or extremely low amounts of Aß
- Is able to bind an Aß1-42 peptide with the human primary sequence
- Shows a cytoprotective effect in neuronal primary cell cultures and reduces ROS generation by $Aß_{25\text{-}35}$
- Preferentially binds oligomers, inhibiting further Aß fibrillization
- Is able to inhibit $Aß_{1\text{-}42}$ fibrillization in vitro with higher capacity than IVIG

M. Costa, AM Ortiz, JI Jorquera. Therapeutic Albumin Binding to Remove Amyloid-ß. Journal of Alzheimer's Disease 30 (2012) 1-12.

J Milojevic, M Costa, AM Ortiz, JI Jorquera, G Melacini. In vitro Aβ binding and inhibition of Aβ self-association by therapeutic albumin. Journal of Alzheimer's Disease 38 (2014) 753-765.

Albutein® : Grifols' therapeutic albumin

Investors' & Analysts' Meeting Barcelona 2014 91 GRIFOLS pioneering spirit

Albumin: a potential therapeutic agent for Alzheimer's disease

On-going studies: in depth characterization of albumin from healthy donors vs AD patients (functional and structural assays)

- Our preliminary data suggest that albumin from Alzheimer's patients might present functional and/or structural alterations:
  - **Plasma and brain levels of nitrated and glycated albumins were significantly higher in AD patients.** *(E. Ramos-Fernández et al. Posttranslational Nitro-Glycative Modifications of Albumin in Alzheimer's Disease: Implications in Cytotoxicity and Amyloid β-Peptide Aggregation. Journal of Alzheimer's Disease 40 (2014) 643-657).*
  - Preliminary results using Electronic Paramagnetic Resonance technique, that measure albumin fatty acid binding capacity, suggest that **Albumin function is reduced in AD**. *(Dr Jalan, from UCL, UK)*



Strength of Binding Site 1
(High affinity binding sites for FA)
120
100
80
60
40
20
0
K_B1
$
*
Healthy control
basal
33w
treated patients
basal
33w
control patients

*p<0.05 compared with Healthy
$p<0.06 compared with Pre Rx

Investors' & Analysts' Meeting Barcelona 2014 92 GRIFOLS pioneering spirit

93 Albumin: a potential therapeutic agent for Alzheimer’s disease IG0102 A MULTICENTER, RANDOMIZED, CONTROLLED STUDY TO EVALUATE THE EFFICACY AND SAFETY OF SHORT-TERM PLASMA EXCHANGE FOLLOWED BY LONG-TERM PLASMAPHERESIS WITH INFUSION OF HUMAN ALBUMIN COMBINED WITH INTRAVENOUS IMMUNOGLOBULIN IN PATIENTS WITH MILD-MODERATE ALZHEIMER’S DISEASE Principal Investigator: Mercè Boada, MD Phase IIb US / Ph III EU Study sites: Spain and USA Main goal: To evaluate cognition and function in mild to moderate AD

94 Grifols AMBAR project: Definitions Therapeutic Apheresis (TAPh): Removal of 2.5-3 L of plasma from a patient and replacement with the same volume of FFP and/or Albumin. Separation of plasma from blood is done by centrifugation or filtration Hemopheresis (HPh): Removal of 650-800 mL of plasma from a patient with replacement of the Albumin or Immunoglobulin contained in the extracted plasma. Red cells are reinjected to the patient. Once completed, a volume of Albumin or IVIG containing the required grams is injected. Separation of plasma from blood is done by centrifugation

95 Therapeutic apheresis in neurological disorders Acute Disseminated encephalomyelitis Guillain-Barre Syndrome Chronic Inflammatory demyelinating polyneuropathy Myasthenia Gravis Eaton-Lambert Syndrome Multiple Sclerosis Devic’s disease Rasmussen’s encephalitis Stiff -Person syndrome PANDAS and Sydenham corea Paraneoplastic syndrome Inclusion body myositis

96 TAph: mechanism of action in neurological disorders

97 TAph with Albumin replacement: Why a potential AD treatment?

98 Grifols AMBAR project overview

99 AMBAR: Pilot studies

100 Grifols AMBAR project: current trial 2010 2011 2012 2013 2014 Prep. IG1002 - 365 patients Spain, USA. 4 arms, RND, sham TAPh &HPh-A+HPh-G periods Fenwal prototypes(all sites) Ab plasma, CSF Cognitive score PET, MRI

101 Dual mechanism of action Plasmapheresis: Remove plasma albumin with bound Aβ Remove other proteins which also bound Aβ (IG) Replacement with Albutein®: Restore plasma albumin capacity to continue binding Aβ PERIPHERAL ABETA SEQUESTRATION BY HEMOPHERESIS

Grifols AMBAR project: current trial design


365 patients
Prototype Auto-C, Fenwal - 1 LVPE/month
1 FPE/week - A5%
B
FPE
IV
F
A
FV
S
A20%: 40g F: 20g
A20%: 20g F: 10g
A20%: 20g
Sham Simulated treatment
Months
-1
1
2
3
4
5
6
7
8
9
10
11
12
13
14

FPE: Full Plasma Exchange
LVPE: Low Volume Plasma Exchange
F: Flebogamma®DIF 5% (Fixed dose)
A: Albutein® 5% - 20% (Weight-dependent dose)
■ AD Biomarkers
★ Neuropsychological Tests
▲ Lumbar Puncture
● MRI
○ FDG-PET

Investors' & Analysts' Meeting Barcelona 2014
102
GRIFOLS pioneering spirit

103 Grifols AMBAR project overview

104 Status and milestones Participating sites: 43 21 Spain 22 USA Active sites: 20 Patients recruited: 50 Apheresis providers: Spain: BST (Bank of Blood and Tissues), Site-specific USA: American Red Cross, Fresenius Medical Care, Site-specific Interim analysis: mid 2015 (approx.180 patients) Preliminary results: end 2016

Plasma contains factors against cellular senescence 105

106 May 4, 2014. Interview with Stanford Investigators on application to AD But you still don’t know what makes this work in mice and why it might work in humans “Ultimately, we would like to find what factors are responsible or to know which fraction of the plasma is responsible. I have the inkling that there will be good and bad factors in young plasma but that the good ones outweigh the bad ones. So, if we fractionate them, some fractions may be much more potent than the whole plasma” But what if it works? “It would be amazing, and yet it’s a completely different approach to what people have tried so far. It does not take the approach of, “What’s the direct molecular pathway?” but looks at the physiological point of view and the aging perspective. If you can delay aging by a few years, you take care of most of the patients, because they will die of another cause” This plasma-transfer approach seems simple, but research has focused on monoclonal antibodies and other potential avenues for treatment. Where does your approach fit in on the innovation spectrum? “This is so simple. You could be taking plasma from a young animal to an old animal, a young person to an old person 20 years ago, maybe 50 years ago. There’s no level of sophistication to it”

Plasma exchange to prevent age-related diseases?

- **Giving old animals blood or PLASMA from young ones reverses some signs of aging**
  - **The ageing systemic milieu negatively regulates neurogenesis and cognitive function**. *(Villeda SA et al. Nature 2011; 477:90-94)*
  - **Young blood reverses age-related impairments in cognitive function and synaptic plasticity in mice** *(Villeda SA et al. Nature Medicine 2014; doi:10.1038/nm.3569)*
- The plasma protein growth differentiation factor 11 (GDF11), has been identified as partly responsible for the antiaging effect on specific tissues such as the heart, the muscle and the brain
  - **Vascular and neurogenic rejuvenation of the aging mouse brain by young systemic factors** *(Katsimpardi L et al., Sciencexpress 2014; 10.1126/sience.1251141)*
  - **Restoring systemic GDF11 levels reverses age-related dysfunction in mouse skeletal muscle** *(Sinha M et al., Sciencexpress 2014; 10.1126/sience.1251152)*
- Evidence that cellular senescence can be modulated by systemic factors that change with age **Plasma exchange is a medical procedure which effectively can remove aging plasma and replace it with fluids that will provide an environment conducive to cell rejuvenation. The choice of replacement fluid will be very important**
  - **Intermittent heterochronic plasma exchange as a modality for delaying cellular senescence-a hyptohesis.** *(Kiprov DD et al. J Clinical Apheresis 2013; 28:387-389)*

Investors' & Analysts' Meeting Barcelona 2014 107 GRIFOLS pioneering spirit

108 Summary Albumin is a therapeutic agent, not just a plasma volume expander There is an increasing number of potential new indications for Albumin Grifols is pioneering investigations of Hemopheresis and plasma exchange with Albumin in liver disease, Alzheimer’s and other fields. Evidence that supports the above is growing dramatically New formulations of Albumin are being developed Recent investigations from leading institutions in the US suggest that plasma contains proteins that can prevent cellular senescence and therefore age-related disorders The use of Hemopheresis and plasma exchange not only in AD but in other age-related disorders is biologically plausible Some fractions of plasma may result more potent than others in inhibiting cellular senescence

Sales & Marketing

Global Commercial - Ramon Riera -

Global Commercial strategy 1.- Expanding the Bioscience Market To deliver a sustainable sales growth 111 2.- Balanced plasma proteins growth 3.- Achieve and maintain leadership positions in key products 4.- Geographical expansion 5.- Transformational acquisitions in the Diagnostic field 6.- Adding complementary business opportunities Agenda June 5

112 Post Polio Myasthenia Gravis 1.- Expanding the Bioscience market Development of new indications for the products already in the market

113 Increasing diagnosis for current indications Developing new tools for the identification of Alpha1 deficient patients Access of Haemophiliacs to treatment with coagulation factors Supporting campaigns for the diagnosis of primary immunodeficiency Effective diagnosis and treatment of neurological disorders like CIDP Developing new proteins that will help to increase the income per liter of Plasma Fibrin Sealant Thrombin Fibrinogen Plasmin Expanding the Bioscience market

Global commercial strategy 1.- Expanding the Bioscience Market To deliver a sustainable sales growth 114 2.- Balanced plasma proteins growth 3.- Achieve and maintain leadership positions in key products 4.- Geographical expansion 5.- Transformational acquisitions in the Diagnostic field 6.- Adding complementary business opportunities Agenda June 5

2.- Balanced plasma proteins growth Build balanced manufacturing capacity for the different proteins contributing to the business 115 Define plasma fractionation throughput based on the ability to sell several proteins from the liter of plasma Focus on developing demand for proteins other than IVIG and Albumin Commercial strategy based on product differentiation and geographical expansion

Global commercial strategy 1.- Expanding the Bioscience Market To deliver a sustainable sales growth 116 2.- Balanced plasma proteins growth 3.- Achieve and maintain leadership positions in key products 4.- Geographical expansion 5.- Transformational acquisitions in the Diagnostic field 6.- Adding complementary business opportunities Agenda June 5

3.- Achieve and maintain leadership position in key products Worldwide leaders in Immunoglobulins with best in class clinical experience and leading the development of new indications 117 Leading the industry in finding new indications for Albumin More than 25 years of leadership in the development of Alpha1 and the treatment of its deficiency Pioneers in the development of new proteins like Plasmin Contributing to overcome the difficulties of inhibitor treatment in Haemophilia

Global commercial strategy 1.- Expanding the Bioscience Market To deliver a sustainable sales growth 118 2.- Balanced plasma proteins growth 3.- Achieve and maintain leadership positions in key products 4.- Geographical expansion 5.- Transformational acquisitions in the Diagnostic field 6.- Adding complementary business opportunities Agenda June 5

4.- Geographical expansion Emerging markets have shown an outstanding performance during 2013 119

Geographical expansion CHINA and SOUTHEAST ASIA 120 New legal entity in China already established in 2013 Consolidation of the Diagnostic activity including the growing NAT business APAC Diagnostic “Hub” in Hong Kong Establishment of new subsidiaries to support and further increase the recently acquired transfusion business in the region. Indonesia and Taiwan are potential new country targets

121 INDIA Opening of New Grifols legal entity to: Incorporate NAT current business and commercial team Evaluate opportunities for Bioscience products and other Grifols Diagnostics products BRAZIL Continue strengthening Grifols’ presence in the region: Manufacturing facilities. First project, the construction of a blood bag manufacturing plant already on going Expanding Grifols commercial network for Bioscience and for Diagnostic products Consolidation of a Hospital Logistics unit to support the Automation in the Brazilian hospitals’ network Geographical expansion

Geographical expansion LATAM 122 Besides Brazil there are numerous market opportunities in the regions Grifols historical presence and strong cultural links, places us in a unique position to capture opportunities in this emerging region of the world Our subsidiary in Colombia will play a relevant role in the development of business in surrounding countries

Geographical expansion TURKEY and MIDDLE EAST 123 The Middle East is a region of strategic focus for Grifols Dubai is the first direct presence of the company, established in April 2013 Primary focus will be Turkey, where Grifols is developing a new commercial model involving a closer presence and stronger support for our actual distributor’s network

Global commercial strategy 1.- Expanding the Bioscience Market To deliver a sustainable sales growth 124 2.- Balanced plasma proteins growth 3.- Achieve and maintain leadership positions in key products 4.- Geographical expansion 5.- Transformational acquisitions in the Diagnostic field 6.- Adding complementary business opportunities Agenda June 5

125 5.- Transformational acquisitions in the Diagnostic field The acquisition of the new diagnostics’ division establishes the foundation for a growing business Q1 2014 2013 hospital 3.0% r.m.& Others Diagnostic 18.4%

126 This new acquisition provides a platform to develop a leading position in transfusion safety The geographical reach of our new Diagnostic business is now global and allows the company to restructure its commercial organization with a focus on the “Divisions” The Integration process is on track and developing smoothly Grifols is globalizing its Business Divisions

As a result we will adjust our commercial organization with a stronger focus on: 127 Grifols is globalizing its Business Divisions

128 We are establishing a global Logistics Center, which includes central labelling, packaging, and quality release for our Bioscience products, in our newly created subsidiary in Ireland: GWWO We will continue supporting our geographical expansion with a strong network of commercial subsidiaries around the world that will allow us to be “closer to Customer” Grifols is globalizing its Business Divisions

Global commercial strategy 1.- Expanding the Bioscience Market To deliver a sustainable sales growth 129 2.- Balanced plasma proteins growth 3.- Achieve and maintain leadership positions in key products 4.- Geographical expansion 5.- Transformational acquisitions in the Diagnostic field 6.- Adding complementary business opportunities Agenda June 5

6.- Adding complementary business opportunities To further strengthen business in the Grifols areas of expertise 130 Pulmaquin®, a product to improve the Grifols’ position in the Pulmonary field. Phase III clinical trial for Bronchiectasis, last April “First patient in” Continued efforts to expand Grifols’s position in the hospital pharmacy and in the automation of IV Drugs preparation and delivery

Since the acquisition of Talecris and after the integration process Grifols has completed two consecutive years of strong and balanced sales growth This will be enhanced starting in 2014 by the new scope of our Diagnostic division and by new projects going forward 131 7.7%cc 8.2%cc MM € Track record of growth

Sales & Marketing – Bioscience & Hospital - Lafmin Morgan -

Commercial priorities Maintaining market leading positions Deliver sustainable growth 133

Commercial strategies 134

Market support efforts During 2013 Grifols successfully executed the strategy of market and geographic expansion 135 IVIG Maintained leadership as top selling IVIG company in N.A. market Change from Flebogamma ® to DIF in major markets has been done satisfactorily Approval of Plangamma® in Spain, the new fractionation agreement IVIG for the Spanish market Alpha 1 Launched enhanced Prolastin® Direct program in Canada Created dedicated sales structure in Brazil, Argentina, Spain and Portugal Testing in U.S. has grown substantially

136 pdFVIII Successfully grew sales of pdFVIII in 2013 Launched Patient registry in U.S. (PRISM) Albumin Achieved significant growth in the U.S., China and Emerging Markets Studies to support Albumin ongoing HES restrictions impact varies by market Market support efforts During 2013 Grifols successfully executed the strategy of market and geographic expansion

IG CIDP opportunity Improving accurate diagnosis of CIDP and treatment with Gamunex ® are potential avenues for Grifols market growth. As well, there is an opportunity to improve treatment with IG, especially outside of the US Better diagnosis and preferential treatment with IG represent growth opportunities 137 Opportunity for market growth Opportunity for market growth Opportunity for market growth US GER + UK + CAN Calculations made for year 2012. Sources in backup 80k 40k

Market Analysis – Global IG Market Overview Global IG consumption per capita in selected countries – 2012 (Grams per thousand inhabitants) Emerging markets present opportunity for global IVIG growth 138

139 Grifols’ four IVIGs are sold in more than 40 countries world-wide Gamunex® entered the UK in 2012 Transition from Flebogamma® to Flebogamma® DIF has almost completed Registration for DIF 10% is independent of DIF 5% registration Grifols IVIG has the necessary geographic presence

140 Total opportunity for accessible market (calculated considering US, China, Italy and Spain representing 58% of accessible market estimated in 498,2T). Incremental opportunity considering albumin current use and specific identified growth opportunity Albumin : Two new major opportunities identified

Sepsis

- 15M patients globally suffer sepsis, severe sepsis or septic shock annually[1]
- Hydroxyethyl-starch solutions (HES) should no longer be used in patients with sepsis in Europe and USA due to increased risk of death and kidney injury[2,3]
- The global opportunity represents ~ 200M €



(1) Jawad I et al.Assessing available information on the burden of sepsis: global estimates of incidence, prevalence and mortality.2012;2(1):010404. doi: 10.7189/jogh.02.010404.
(2) http://www.ema.europa.eu/ema/index.jsp?curl=pages/medicines/human/referrals/Hydroxyethyl_starch-containing_solutions/human_referral_prac_000012.jsp&mid=WC0b01ac05805c516f
(3) http://www.fda.gov/biologicsbloodvaccines/safetyavailability/ucm358271.htm

Investors' & Analysts' Meeting Barcelona 2014 141 GRIFOLS pioneering spirit

142 100% 100% 56% 25% 5% Data sources: Market research done in US, Spain and Italy in Q4 2013 (E&Y) Survey conducted during the 7th CSCCM congress , China, 2013 (Business Intelligence) Demographics and incidence calculations are based on bibliographic research. References available in the attached excel file 202M € 100% % of Patients Sepsis, global The identified growth driver is to position Albumin as the colloid of choice

143 CPB: Cardio Pulmonary Bypass 700,000 patients undergo cardiac surgery with CPB annually in US, China, Spain and Italy Supporting scientific evidence of albumin benefits exists The global opportunity represents ~70M €

100% 48% Data sources: Market research done in US, Germany, Spain and Italy in Q4 2013 (E&Y) Survey conducted during the 7th CSCCM congress , China, 2013 (Business Intelligence) Demographics and incidence calculations are based on bibliographic research. References available in the attached excel file The identified growth driver is to increase the number of interventions using colloids (albumin) CPB: Cardio Pulmonary Bypass 68M€ % of Patients 144

Global albumin consumption per capita in selected countries – 2012* (Grams per thousand inhabitants) Source: The Marketing Research Bureau, Inc. (data corresponding to 2008 -2012) Both synthetic colloids strong consumers and emerging markets present an opportunity for global albumin demand growth Market analysis – Global Albumin market overview 145

Alpha 1 continues to represent significant opportunity The market potential for alpha-1 in the US is $3.3B assuming a peak diagnosis rate of 50%. The potential for Prolastin®-C is $1.8B at current market share 146 Source: Clinical literature; Physician ATU, Jul 2013, MRB data Includes ZZ phenotype only.

Test kit returns and new patient starts Test Kit Returns We experienced a 20% increase in total test kit returns & 22% Increase in new patient starts 147 Source: University of Florida, Centric New Patient Starts

Development to support market and product differentiation AlphaKit ® QuickScreen launched in Europe Novel point-of-care screening test that a physician or nurse can administer in the office rather than sending out to a lab Identifies the presence of the Z-protein, responsible for over 95% of severe Alpha-1 deficiency cases Patients who test positive undergo a confirmatory lab test to verify genotypes Product in development phase – launch to major markets over the next 1-2 years Alpha 1 example 148

Launch campaign developed and roll-out ongoing Launched at German Pulmonology Congress in March to strong response Presented at German Internal Medicine Congress in April Launched in Austria in April Planned launch in Spain & Portugal in June Italian launch planned for October U.S. launch anticipated in 2015 Alpha 1 example continued 149

Strategic plan pillars: Hospital business priorities 150 CORE BUSINESS OPTIMIZATION Diversify IV solutions away from undifferentiated IVs Increase Contract Manufacturing operations GLOBAL EXPANSION Grow International Contract Manufacturing Expand sales network in US and LATAM Develop external partnerships Becoming internal service manufacturer in the US INNOVATION ACCELERATION Launch new automation systems Developing lifecycle improvements for IV Tools Create new proprietary IV products External co developments

Hospital business continues to expand geographically New Contract Manufacturing agreements continued to progress: Cumberland: IV Ibuprofen licensed to Grifols in IBAM and to be manufactured for Cumberland for the rest of the world Mylan Manufacturing IV Paracetamol for US market Cerus Special disposable sets for the preparation of inactivation solutions in blood bank applications. Exclusive in European markets 151 Grifols 2011 to 2013 / Hospital sales by Region (NA, EU, ROW) EU 88% to 79% Other 12% to 21%

Hospital business continues to expand geographically Brazil H. Logistics substantial sales increase New projects in LATAM grew 115% in 2013 USA IV tools sales progressing according to plan. Growth in 2013 was driven by projects for: Misterium® Modular clean rooms for iv medication compounding in Hospital Pharmacy Grifill® Semiautomatic device and specialized disposables for iv medication compounding in sterile conditions IMS Automatic storage carrousels specially adapted for clean rooms Phocus Rx® Remote IV Compounding validation software 152

Bioscience / Hospital 153 Summary

Grifols Diagnostics: new activities - Carsten Schroeder -

Grifols Diagnostics – post acquisition 155 Providing an integrated solution for blood banks and plasma donor centers: from collection to transfusion Grifols Diagnostics division will account for over 18% of the company sales with an estimated combined sales of USD 1 billion Diagnostics manufacturing sites in Spain, Switzerland, Australia and USA Offices in Barcelona, Emeryville (California), Basel and Hong Kong Commercial presence in over 40 countries More than 1,000 employees with a deep pool of talent across the business

Grifols Diagnostic Solutions at-a-glance 156 PRESENCE IN Over 40 countries WITH REGIONAL OFFICES Basel and Hong Kong HEADQUARTERS Emeryville, CA ASSOCIATES 2013 593 TOTAL OPERATINGINCOME 2013 NAT 29% Immunoassay 44% NAT IP royalties 27% 1 Annual customer survey conducted by EW Partners A global leader in transfusion safety protecting 350 million patients each year trusted by customers worldwide and consistently high-ranked for service & support1

Grifols Diagnostic Solutions main business segments 157 Segments Products Overview A world leading suite of blood screening products Nucleic Acid Testing Immunoassay NAT Royalties High throughput automated platforms and best-in-class assays FDA-licensed antigens Intermediary conjugates Procleix® Tigris® System Procleix® Panther® System Procleix® Assays IP patents on HCV and HIV Antigen manufactured is used to identify the presence of HCV and HIV Revenue driven by HCV/ HIV out-licenses

158 Grifols Diagnostic Solutions in the transfusion chain NAT instruments and tests Immunoassay reagents Infectious Disease testing Blood Collection Blood screening Blood testing / typing Transfusion

Grifols Diagnostic Solutions in the Transfusion chain Infectious Disease testing Blood collection Blood screening Blood testing / typing Transfusion 159 Grifols Diagnostics NAT instruments and assays Immunoassay reagents Characterization of blood inventories Compatibility testing ABO/Rh typing GLOBAL Blood collection Blood bags/ blood management software ELISA analyzer Characterization of blood inventory through blood group genotyping GLOBAL Grifols Safety Systems/ Transfusion Sets Patient bracelets Blood collection Blood screening Blood testing / typing Transfusion – providing an integrated solution from collection to transfusion

Comprehensive strategy provides platform for sustainable growth 160 through market share gain in developed countries and continued penetration in emerging markets continued investment in development of innovative products leveraging core business strengths

Leveraging core business strengths 161

In summary 162 The acquisition of Novartis Diagnostics - creates the only vertically integrated solution from collection to transfusion diversifies Grifols business, adding balance with a larger, growing Diagnostic business expands Grifols global presence in transfusion medicine Grifols Diagnostic Solutions has – a deep customer base and an outstanding sales and service network a direct commercial presence in all developed markets, India and China; distributor presence in LatAm, EMEA and APAC In combination, Grifols is positioned to deliver sustainable growth in its Diagnostics division

Investors’ & Analysts’ Meeting in Barcelona Thursday 5th and Friday 6th June 2014

164 Friday, June 6th 2014 – Parets del Vallés & Sant Cugat del Vallés – Group A Time Topic 8:30 - 9:00 Coffee + Welcome & Introduction to the tour 9:00 - 10:00 Visit to the new Bioscience “Frac 4” facility 10:00 - 10:30 Transfer to Diagnostic facility 10:30 - 11:00 Coffee + Welcome & Introduction to the tour 11:00 - 12:00 Visit to Diagnostic Grifols facility 12:00 - 12:30 Transfer to Sant Cugat 12:30 - 13:30 Lunch in Sant Cugat 13:30 - 14:30 Financials 14:30 - 15:15 Q & A and closing 15:15 Transfer to Barcelona / airport

165 Friday, June 6th 2014 – Parets del Vallés & Sant Cugat del Vallés – Group B Time Topic 8:30 - 9:00 Coffee + Welcome & Introduction to the tour 9:00 - 10:00 Visit to Diagnostic facility 10:00 - 10:30 Transfer to the new Bioscience “Frac 4” facility 10:30 - 11:00 Coffee + Welcome & Introduction to the tour 11:00 - 12:00 Visit to the new Bioscience “Frac 4” facility 12:00 - 12:30 Transfer to Sant Cugat 12:30 - 13:30 Lunch in Sant Cugat 13:30 - 14:30 Financials 14:30 - 15:15 Q & A and closing 15:15 Transfer to Barcelona / airport

Visit to the new Bioscience “Frac 4” facility - Alberto Grifols -

167 Description of the plant Design of the plant: Grifols Engineering Building: 4,500 m2 distributed in 3 floors Budget: 23,177,000€ Cost: 21,200,000€ Beginning of the works: July 2011 End of the works: April 2013 Start manufacturing: March 2014

168 Main features of the plant Cold rooms at -30°C 1 robot for automatic bottles opening (ABO) 19 reactors (11 of 14m3, 3 of 9m3 and 5 of 3.5m3) 3 units of filter press 3 centrifuges BK 45 2,000 m2 of classified rooms

169 Production capacity Fractionation capacity: 2,100,000 liters of plasma Continuous production: 7 days / 24 hours Direct jobs: 76

170 Environmental impact Distillation of alcoholic supernatants: 2,000,000 liters of ethanol from fractionation rectified at the distillation towers Recovery of clean waters: Use of the water from last rinses for the refrigeration towers. Annual savings: 30,000 m3 per year Collection and treatment of waste waters with high organic load in the biological purifying plant Average purification degree: 86%

171 Environmental impact Water saving: 10 CIP equipment (Clean In Place) that save 60,000 l of water per lot / year: 20,000 m3/year Coefficient of energy consumption: Highly efficient equipment for industrial cooling, frequency converters for pumps, heat recovery equipment to heat water for sanitary use. All these will allow an annual saving of: 1.5 millions / KWh of gas and 600,000 KWh of electricity

172 Production of plasma derived products S/N FR. I S/N FR. II+III S/N FR. IV S/N FR. V S/N CRIOP. Filtration Filtration Filtration Centrifugation Centrifugation CRIOPRECIPITATE FRACTION I FRACTION II+III FRACTION IV1 FRACTION V POOL OF PLASMA

173 CRIOPRECIPITATE FRACTION I FRACTION II+III FRACTION IV1 FRACTION V FACTOR VIII FIBRINOGEN IMMUNOGLOBULINS ALPHA 1 ANTITRYPSIN ALBUMIN Production of plasma derived products PRODUCTION PLANTS DEDICATED TO THE PURIFICATION AND INACTIVATION OF EACH PLASMATIC FRACTION

Visit to Diagnostic Grifols Facility - Oriol Duñach -

Diagnostic industrial group In charge of manufacturing and R&D Currently manufacturing facilities in Spain, Switzerland, Australia and USA 175 San Francisco (USA) Melbourne (Australia) Barcelona (Spain) Düdingen (Switzerland)

Düdingen (Switzerland) Headcount: 23 people in operations + 4 R&D We manufacture: Red cells (FDA approved) Multicards Liquid antisera Gel cards (planned July 2014) 176

Barcelona (Spain) 177 Headcount: 175 people in operations + 89 R&D We manufacture: Red cells Gel cards (FDA approved) IH instruments (FDA approved) Coagulation reagents Coagulation instruments ELISA instruments

Melbourne (Australia) Headcount: 17 people in operations We manufacture: Red cells Gel cards 178

Emeryville (United States) Headcount: 400 people in operations + R&D We manufacture: Recombinant Antigens for immunological testing of infectious diseases in Blood screening 179

180 Project Horizon Retrofit to consolidate manufacturing/support functions into a compliant GMP manufacturing facility: Transfer Upstream processes from Building N to CMF Transfer Downstream and other support operations from Building BCB to CMF Transfer MS&T lab operations from ESN to CMF (not pictured) Transfer Warehouse from Build V to CMF Phase I: demolition and seismic upgrade complete Bids for phase II build out in process BCB N V CMF Emeryville (United States) CMF facility retrofit and consolidation of operations from four buildings into one

Certification 181 ISO 13485 ISO 14001 CE UL FDA (for instruments & gel cards, Barcelona plant) FDA (for red cells, Switzerland plant) FDA (San Francisco plant) TGA (Therapeutic Goods Administration, Australia plant)

Immuno manufacturing process 182 24 different products manufactured: 13 antigens, 4 conjugated antigens, 3 peptides, 4 ancillary products Fermentation (Bldg N) 10-250L capacity, yeast and e.coli, recombinant protein expansion Purification (Bldg B) chromatography, ultrafiltration, centrifugation Bulk Fill (Bldg B) Final container filling, labeling and visual inspection 3-7 day cycle time 7-14 day cycle time

Instruments manufacturing process 183 Erytra Electronic Cards Cavro Pump Lineal guide Cover

Red cells manufacturing process 184 Finished product Red cell concentrate Preserving solution

Gel cards manufacturing process 185 Finished gel cards Card Gel Antibodies

Automation & process improvement 186 Safety Quality Automation Production capacity Costs

Automation & process improvement: Sealing test 187 OK KO

Automation & process improvement: Disposable reactor 188 Safety Quality Yields Costs

Automation & process improvement: CCD readings 189 Front label check Back label check Supernatant level check Gel level check Total level check Particle absence check Bubbles check

Automation & process improvement: Wireless automatic warehouse procedures 190 Safe goods handling Avoid human errors Continuously updated stocks situation

Historical production data (Gel cards) 191% (2008 = 100%) 0 50 100 150 200 250 300 350 2008 2009 2010 2011 2012 2013 Gel Cards

Manufacturing capacity (Gel cards) 192 Manufacturing capacity by year end will increase 25% thanks to the new manufacturing machine to be installed in Switzerland

Financials - Alfredo Arroyo -

194 Key Achievements

Key Achievements 2013-2014 YTD - I 195 Record Sales: € 2.7 Billion Record Margins: 33.5% Adjusted EBITDA Positive Working Capital variance International franchise expansion: Dubai office and Japan subsidiary (former rep office) 2013 A year of consolidation Investing for future growth Successful Debt Refinancing Investment Activities Average cost of Debt below 3.5% -200 bps Extended Maturity Profile – 7 years average Institutional International Investors – more than 400 Term Loans & Bond issue oversubscribed Corporate rating supported by Rating Agencies Capex 2014-2016 + €600 Targeted M&A activity – R&D strengthening (Aradigm and TiGenix) & Diagnostic segment acquisition

Key Achievements 2013-2014 YTD (II) 196 Fractionation expansion in Barcelona completed – 2.0 million liters (1Q 2014) Continuous Plasma new centers / relocations (6 centers) Albumin purification expansion in Barcelona approved (1Q 2013) New Fractionation Facility in Clayton undergoing validation Capex Key Projects R&D The Lifeblood of the Business Target 2014 R&D cash out at 6% of Revenues Indirect R&D – acquisitions and agreements: 1Q 2013 - 60% Progenika: molecular diagnostic & personalized medicine 2Q 2013 – Aradigm: Respiratory franchise development (chronic respiratory diseases and inhaled products) 4Q 2013 – 21.3% TiGenix: cell therapy 1Q 2014 – Opening of the “Barcelona Alzheimer Treatment & Research Center” operated by ACE Foundation

Key Achievements 2013-2014 YTD (III)

Diagnostic segment strengthening

- Acquisition of theTransfusion Medicine unit – "*World leader supplier of blood screening solutions*"
- From Donation to Transfusion:
  - Transfusion medicine solutions integrated provider
  - Full control of the value chain
- Group Revenue diversification and complementary product range:
  - Bioscience 75%
  - Diagnostic ~20%
- Year 1 accretion
- Moderate releveraging: 1Q 2014 – 2.83X

Investors' & Analysts' Meeting Barcelona 2014 197 GRIFOLS pioneering spirit

198 Q1 2014 Results

Q1 2014 Sales by Division 199 (1) Diagnostic do not include €3.0 Million of intersegment sales (€ Million) 1Q 2014 % of Sales 1Q 2013 % of Sales % Variance % Variance at constant rate Bioscience 601.0 75.3% 604.8 88.5% -0.6% 2.4% Hospital 24.2 3.0% 27.1 4.0% -10.7% -7.3% Diagnostic 146.6 (1) 18.4% 32.6 4.8% 350.1% 361.7% Subtotal 771.8 96.7% 664.5 97.3% 16.1% 19.6% Raw Materials & Others 26.2 3.3% 19.2 2.7% 36.6% 39.5% TOTAL 798.0 100.0% 683.7 100.0% 16.7% 20.2%

Q1 2014 Sales by Region (*) 200 (*) Sales from the transfusion diagnostic unit acquired from Novartis not allocated to any geographical area (€ Million) 1Q 2014 % on Sales 1Q 2013 % on Sales % Variance % Variance at constant rate EU 139.2 17.4% 143.4 21.0% -2.9% -2.8% US + CANADA 419.8 52.6% 406.3 59.4% 3.3% 6.4% ROW 99.5 12.5% 114.8 16.8% -13.3% -6.1% Subtotal 658.5 82.5% 664.5 97.2% -0.9% 2.2% Raw Materials & Others 26.2 3.3% 19.2 2.8% 36.6% 39.5% Diagnostic Solutions 113.3 14.2% TOTAL 798.0 100.0% 683.7 100.0% 16.7% 20.2%

Sustainable underlying growth 201 LTM Total Sales - Growth at c.c. LTM Bioscience Sales - Growth at c.c. Average 6.3% Average 7.0% 7.7% 5.1% 5.7% 7.7% 8.2% 7.7% 0,0% 2,0% 4,0% 6,0% 8,0% 10,0% 12,0% LTM Q4 12 LTM Q1 13 LTM Q2 13 LTM Q3 13 LTM Q4 13 LTM Q1 14 7.6% 4.4% 4.8% 6.7% 7.4% 6.6% 0,0% LTM Q4 12 LTM Q1 13 LTM Q2 13 LTM Q3 13 LTM Q4 13 LTM Q1 14

Solid Performance supported by organic and non-organic contribution 202 Net Revenues Adjusted EBITDA Net Profit Financial Result +16.7% +20.2% c.c. +21.6% +35.1% +8.2% +32.9% +15.2% +33.7% +13.3% - 61.8 - 66.9 -100 -90 -80 -70 -60 -50 -40 -30 Q1 2013 Q1 2014 91.0 121.0 40 50 60 70 80 90 100 110 120 130 Q1 2013 Q1 2014 683.7 798.0 560 610 660 710 760 810 Q1 2013 Q1 2014 230.1 279.9 140 160 180 200 220 240 260 280 300 Q1 2013 Q1 2014

LTM Adjusted EBITDA: Positive organic and non-organic contribution 203 Continuous operational improvement: Manufacturing and plasma cost efficiencies Yield improvements Higher plasma cost utilization and income per liter increase SG&A leverage (€ Million) 592.8 630.8 748.1 836.1 881.1 917.4 1,123.5 26.1% 27.4% 30.2% 31.9% 32.8% 33.5% 34.1% LTM June 11 LTM Dec. 11 LTM June 12 LTM Dec. 12 LTM June 13 LTM Dec. 13 LTM Mar. 14 592.8 602.0 630.8 693.0 748.1 796.9 836.1 853.0 26.1% 26.5% 27.4% 28.8% 30.2% 31.3% 31.9% 32.3% LTM Jun 11 LTM Sep 11 LTM Dec 11 LTM Mar 12 LTM Jun 12 LTM Sep 12 LTM Dec 12 LTM Mar 13 Adjusted EBITDA ( € Million) % NR 592.8 630.8 748.1 836.1 881.1 917.4 1,123.5 26.1% 27.4% 30.2% 31.9% 32.8% 33.5% 34.1% LTM June 11 LTM Dec. 11 LTM June 12 LTM Dec. 12 LTM June 13 LTM Dec. 13 LTM Mar. 14

Financial Result – Interest declining from Q2 204 Q1 2013 Q1 2014 % Variance (€ Million) Interests 39.3 47.1 19.5% Financing deferred cost 19.7 16.5 -16.7% Other financial expense / income -2.1 0.0 NM Derivatives valuation 0.1 4.8 NM FX variance 4.8 -1.5 NM Total Financial Result 61.8 66.9 8.2%

Strong operating Cash Flow generation – Q1 2014 205 Sources Uses (€ Million) - CAPEX+Intangible 50,3 - Interest 69,1 - Diagnostic Unit acquisition 1.210,6 - Transaction costs 169,9 - FX and Others -0.5 _______ 1,499.4 ====== Total

Net Bank Debt increases from Diagnostic Unit acquisition 206 (USD Million) Diagnostic Unit acquisition 4,284 3,887 3,663 3,396 3,347 2,984 4,770 2800.0 3000.0 3200.0 3400.0 3600.0 3800.0 4000.0 4200.0 4400.0 4600.0 4800.0 5000.0 Jun 2011 Dec. 2011 June 2012 Dec. 2012 June 2013 Dec. 2013 Mar. 2014 Million USD Bank Net Debt

Moderate Leverage Ratio level 207 Covenant PF PF

208 Shareholders Return

Dividends distribution (*): Improving return to shareholders 209 2009 2010 2011 2012 2013 Pay-out 40% €0.38 Interim 2009 + Final 2008 €0.13 Final 2009 Script Dividend 1B: 10 A or B Script Dividend 1B: 20 A or B €0.40 (**) In addition to the 2013 interim dividend, the 2012 preferred dividend of € 0.01 was paid € DPS (*) Payment years (***) In addition to the 2013 final dividend, the 2013 preferred dividend of €0.01 will be paid 2014 Pay-out 40% €0.20 (**) Interim 2013 Final 2013 €0.20 (***) Interim 2014 before year end

Stock Price performance – June 3, 2011 to May 30, 2014 210 GRF A :+183% GRF B :+189% IBEX:5% Source: Infobolsa Organic & acquisition growth continues; +180% Stock appreciation in 3 years 2011:Talecris Bio. 2012: Araclon Biotech VCN Bio. 2013:Progenika Bio Aradigm Corp TiGenix N.V. 2014:Transfusion Diagnostic Unit Base 100 June 2011 unadjusted closing price Grifols A IBEX 35 Grifols B

211 Spread tightens +15% from maximum levels Stock revaluation from listing to May ’14 : Class A +183% Class B +189% Current Spread - 24% (May ‘14) Spread class A - class B tightens as stock continues to perform Max. Spread - 39% (Dec ‘11) €39.75 €30.40 5 € 10 € 15 € 20 € 25 € 30 € 35 € 40 € 45 € Grifols A Grifols B

Significant Profit transformation 212 (€ Million) Net Profit Higher Net Profit in a single Quarter than in Full Year 2010 and 2011 115.5 50.3 256.7 345.6 121.0 0 50 100 150 200 250 300 350 400 FY 2010 FY 2011 FY 2012 FY 2013 Q1 2014

Conclusions 213 Q1 solid performance (Net Income c. 33%) resulted from operational improvement, contribution from the acquired Diagnostic unit, moderate financial expenses and lower tax rate EBITDA margin (35.1% of NR) continuous improvement from Gross Margin expansion and SG&A control Financial Result increase (+8.2%) resulting from acquisition bridge loan interest, which will decrease in coming quarters due to lower refinancing rates Strong operating Cash Flow generation, supporting moderate leverage (PF 2.83x) Cash dividends of € 0.40 per share related to 2013 profit, delivering higher return to shareholders. An interim 2014 Dividend is planned

Summary & Conclusions of 2014 Investor Analyst Day Thomas Glanzmann

Grifols successful track record to date


Net Revenues
(USD millions)
Novartis Diagnostics Acquisition
Progenika & Pulmaquin Acquisitions
Talecris Acquisition
Acquisition of Australian Group - Diagnostic
Acquisition PlasmaCare, Inc & Baxter Centers
Acquisition of ATC Assets & Flebogamma FDA Licensed
Biomat Acquisition
Grifols Acquires Alpha Shares
European Expansion
Barcelona Plant Licensed by FDA
Internationalization Starts
Spain Joins EU
Alpha Acquires 50% of Grifols
4,000.00
3,750.00
3,500.00
3,250.00
3,000.00
2,750.00
2,500.00
2,250.00
2,000.00
1,750.00
1,500.00
1,250.00
1,000.00
750.00
500.00
250.00
0.00
1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Investors' & Analysts' Meeting Barcelona 2014 215 GRIFOLS pioneering spirit

Grifols key strategies 216 CORE BUSINESS OPTIMIZATION GLOBAL EXPANSION CAPACITY LEADERSHIP INNOVATION ACCELERATION MULTI-BUSINESS BUILD GLOBAL WORLD CLASS ORGANIZATION FINANCIAL EXCELLENCE

Key takeaways from 2014 meeting 217 CORE BUSINESS OPTIMIZATION Managing Plasma Economics for Equilibrium GLOBAL EXPANSION Building infrastructure and expansion for sustainable global growth CAPACITY LEADERSHIP Leading industry with proactive investments in sourcing, fractionation and purification INNOVATION ACCELERATION Pursuing significant Albumin opportunities for Alzheimer's and beyond MULTI-BUSINESS BUILD Building diagnostic business and creating platform for future growth GLOBAL WORLD CLASS ORGANIZATION Creating Global businesses to optimize opportunities and focus FINANCIAL EXCELLENCE Sustainable, profitable growth based on balanced plasma protein sales Focus on maximizing cash flow generation

Grifols is delivering on its strategy 218 Pursuing a profitable growth strategy based on plasma equilibrium Leading the industry in current and future capacity, sourcing and safety Positioning globally for sustainable growth Pursuing key plasma product opportunities Leveraging core technologies and competencies across the business portfolio Building a multi business platform with strategic acquisitions And is delivering shareholder value and returns

Investors’ & Analysts’ Meeting in Barcelona Thursday 5th and Friday 6th June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: June 5, 2014